Exhibit 99.2

LAKEWOOD CAPITAL PARTNERS, LP c/o Lakewood Capital Management, LP 650 Madison Ave, 25th Floor New York, New York 10022

December 5, 2014

Re:	Select Income REIT

Dear Mr. Lenehan:

Thank you for agreeing to serve as a nominee for election to the Board of Trustees of Select Income REIT (the “Company”) in connection with the proxy solicitation that Lakewood Capital Partners, LP and its affiliates (collectively, the “Lakewood Capital Group”) is considering undertaking to nominate and elect trustees at the Company’s 2015 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Lakewood Capital Group Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders.  This letter (“Agreement”) will set forth the terms of our agreement.

The members of the Lakewood Capital Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Lakewood Capital Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that upon your becoming a trustee of the Company, this indemnification shall not apply to any claims made against you in your capacity as a trustee of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Lakewood Capital Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Lakewood Capital Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Lakewood Capital Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Lakewood Capital Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Lakewood Capital Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Lakewood Capital Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Lakewood Capital Group, its affiliates or any members of any group formed by the Lakewood Capital Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Lakewood Capital Group, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Lakewood Capital Group so that the Lakewood Capital Group or any member thereof may seek a protective order or other appropriate remedy or, in the Lakewood Capital Group’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or the Lakewood Capital Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Lakewood Capital Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Lakewood Capital Group and, upon the request of a representative of the Lakewood Capital Group, all such information shall be returned or, at the Lakewood Capital Group’s option, destroyed by you, with such destruction confirmed by you to the Lakewood Capital Group in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

LAKEWOOD CAPITAL PARTNERS, LP

By:	Lakewood Capital Advisors, LLC General Partner
By:	Bozza Jackson Holdings, LLC Managing Member

By:	/s/ Anthony T. Bozza
	Name:	Anthony T. Bozza
	Title:	Managing Member

ACCEPTED AND AGREED:

/s/ William H. Lenehan
WILLIAM H. LENEHAN